UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F , West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 (File No. 333-233852) of China Natural Resources, Inc. (the “Company”), and related prospectus, as such registration statement and prospectus may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Company Regains Compliance with Nasdaq Listing Rules

As previously reported, on March 24, 2020, the Company received written notice from the Listing Qualifications department of Nasdaq Regulation (“Nasdaq”) that the Company had not satisfied the minimum $35.0 million market value of listed securities requirement for the past 30 consecutive business days, as required under Nasdaq Listing Rule 5550(b)(2) (the “Market Capitalization Requirement”). In accordance with the Nasdaq Listing Rules, the Company was provided a 180 calendar day period, ending September 21, 2020, to regain compliance with the Market Capitalization Requirement. In order to achieve compliance, the Company was required to evidence a market value of listed securities of at least $35.0 million for a minimum of ten consecutive business days, or demonstrate compliance with one of the alternative continued listing standards.

On September 2, 2020, Nasdaq notified the Company that it had determined that for the previous eleven consecutive business days, from August 18, 2020, to September 1, 2020, the Company’s market value of listed securities was $35.0 million or greater. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(b)(2), and the matter is now closed.

Press Release

On September 3, 2020 the Company issued a press release regarding its compliance with the Nasdaq Listing Rules. The press release furnished herewith as Exhibit 15.1 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibit Index

15.1	Press Release dated September 3, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: September 3, 2020	By:	/s/ Wong Wah On Edward
Wong Wah On Edward
Chairman and Chief Executive Officer